FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of January, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1   Holding(s) in Company dated 14 January 2004
Exhibit No. 2   Director Shareholding dated 14 January 2004

Exhibit No. 1

HANSON PLC

January 14, 2004

Holding in Company

Hanson PLC has received notification today that following a purchase of shares on January 12, 2004 Maple-Brown Abbott Limited, an Australian wholesale fund manager, had a notifiable interest in 22,552,558 ordinary shares in Hanson PLC, representing 3.06% of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 2

January 14, 2004

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

The following options held by C D Collins, A J Murray and G Dransfield, directors of the Company, which were granted on January 14, 1994 under the Hanson Executive Share Option Scheme, lapsed on January 13, 2004 not having been exercised before the tenth anniversary of their grant:

	Number of shares under option	Exercise price
C D Collins	42,685	482.6p
A J Murray	21,065	482.6p
G Dransfield	28,272	482.6p

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   February 2, 2004